Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
THAICOM Nonthaburi 11000

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705, 591-0706

02049549

August 8, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 19 2002
WASH., D.C. 180

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, FAD 246/ 2002**
  Subject: Submission of the Reviewed Financial Statements for the Second Quarter of the Year 2002
  Date: August 8, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

dlw 9/4

SHIN SATELLITE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 JUNE 2002 AND 2001

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwcglobal.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Satellite Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited as at 30 June 2002 and the related consolidated and company statements of income for the three-month and six-month periods ended 30 June 2002, and the related consolidated and company statements of changes in shareholders' equity, retained earnings and cash flows for the six-month period ended 30 June 2002. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews. The interim consolidated and company financial statements for the three-month and six-month periods ended 30 June 2001, presented herewith for comparative purposes, were reviewed by another auditor in the same firm as myself whose report, dated 31 July 2001, expressed that she was not aware of any material modifications that should be made to these interim consolidated and company financial statements for them to be in conformity with generally accepted accounting principles.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements for the three-month and six-month periods ended 30 June 2002 are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and company financial statements for the year ended 31 December 2001 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited were audited by another auditor in the same firm as myself in accordance with generally accepted auditing standards and the other auditor expressed an unqualified opinion on those statements in her report dated 11 February 2002. The consolidated and company balance sheets as at 31 December 2001, presented herewith for comparative purposes, are part of the financial statements which were audited and upon which a report was issued as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
31 July 2002

SHIN SATELLITE

Balance Sheets

	Notes	Consolidated		Company	
		Unaudited 30 June 2002 Baht'000	Audited 31 December 2001 Baht'000	Unaudited 30 June 2002 Baht'000	Audited 31 December 2001 Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		738,990	819,066	385,246	457,364
Investments		10,425	10,425	420	420
Trade accounts receivable and accrued income, net	4, 10	627,591	662,935	534,594	532,696
Amounts due from related parties	10	84	245	16,199	12,448
Short-term loans and advances to related parties	10	-	-	39,949	40,677
Inventories, net		81,423	39,790	59,931	23,340
Other current assets	10	445,159	349,620	376,477	300,076
Total Current Assets		1,903,672	1,882,081	1,412,816	1,367,021
Non-Current Assets					
Investments in subsidiaries and associates	5	525,514	477,237	905,376	792,740
Other investments		18,900	18,900	18,900	18,900
Property and equipment, net	6	7,595,186	5,664,444	6,123,219	4,452,726
Cost of satellite projects under the concession agreement, net	6	5,716,432	6,065,892	5,716,432	6,065,892
Deferred charges, net	6	79,884	100,386	74,769	96,340
Intangible assets, net	6	136,734	150,291	-	-
Other non-current assets, net		17,850	17,337	571	1,100
Total Non-Current Assets		14,090,500	12,494,487	12,839,267	11,427,698
Total Assets		15,994,172	14,376,568	14,252,083	12,794,719

Director ______________________ Director ______________________

Date ______________________

The notes to the interim consolidated and company financial statements on pages 10 to 25 are an integral part of these interim financial statements.

Balance Sheets

	Notes	Consolidated		Company	
		Unaudited 30 June 2002 Baht'000	Audited 31 December 2001 Baht'000	Unaudited 30 June 2002 Baht'000	Audited 31 December 2001 Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institutions	7	4,438,931	2,509,966	4,438,931	2,509,966
Trade accounts payable	10	163,940	941,039	43,057	791,568
Amounts due to related parties	10	927	12	-	-
Current portion of long-term loans from parent company	10	71,384	178,508	-	-
Current portion of long-term borrowings	7	672,918	581,970	438,105	422,765
Current portion of long-term debentures	7	750,000	1,500,000	750,000	1,500,000
Foreign currency forward and swap contracts payable		150,551	200,335	150,551	200,334
Current portion of advances from customers	10	127,761	167,254	108,768	156,615
Accrued expenses	10	673,451	385,516	556,311	288,886
Other current liabilities		155,974	155,011	41,623	49,885
Total Current Liabilities		7,205,837	6,619,611	6,527,346	5,920,019
Non-Current Liabilities					
Long-term loans from parent company	10	107,068	-	-	-
Long-term borrowings	7	1,917,080	1,687,208	617,342	617,685
Provision for liabilities	11	-	-	477,294	377,962
Advances from customers		-	12,828	-	12,828
Other liabilities		211,742	261,168	95,668	89,383
Total Non-Current Liabilities		2,235,890	1,961,204	1,190,304	1,097,858
Total Liabilities		9,441,727	8,580,815	7,717,650	7,017,877
Shareholders' Equity					
Share capital					
Authorized share capital - common stock	8	5,500,000	5,500,000	5,500,000	5,500,000
Issued and paid-up share capital - common stock		4,375,000	4,375,000	4,375,000	4,375,000
Premium on share capital		2,190,000	2,190,000	2,190,000	2,190,000
Foreign currency translation adjustment		(25,695)	20,339	(25,695)	20,339
Retained earnings (Deficit)					
Appropriated					
Legal reserve		27,578	27,578	27,578	27,578
Unappropriated		(32,450)	(836,075)	(32,450)	(836,075)
Total parent's shareholders' equity		6,534,433	5,776,842	6,534,433	5,776,842
Minority interest		18,012	18,911	-	-
Total shareholder's Equity		6,552,445	5,795,753	6,534,433	5,776,842
Total Liabilities and Shareholders' Equity		15,994,172	14,376,568	14,252,083	12,794,719

SATELLITE

The notes to the interim consolidated and company financial statements on pages 10 to 25 are an integral part of these interim financial statements.

	Notes	Consolidated		Company	
		30 June 2002 Baht'000	30 June 2001 Baht'000	30 June 2002 Baht'000	30 June 2001 Baht'000
REVENUES	10				
Revenues from sales and services		1,220.590	1.239,025	951,311	1,043,865
Other income		12,115	6,360	19,436	18,732
Foreign exchange gain		109,777	-	110,080	-
Share of net profit of investments-equity method	5, 11	55.629	44.806	30,450	15,392
Total revenues		1,398.111	1,290,191	1,111,277	1,077,989
EXPENSES	10				
Cost of sales and services		685,561	649,042	488,828	513,273
Selling and administrative expenses		228,961	145,875	164,538	87,614
Directors' remuneration		435	391	340	220
Foreign exchange loss		-	36,134	-	38.535
Total expenses		914.957	831,442	653,706	639,642
Profit before interest and tax		483,154	458,749	457,571	438,347
Interest expenses		68,066	95,109	43,208	75,159
Income tax		1,172	726	-	-
Profit before minority interest		413,916	362,914	414,363	363,188
Minority interest		447	274	-	-
Net profit for the period		414,363	363,188	414,363	363,188
Basic and diluted earnings per share (Baht)	3				
Net profit for the period		0.95	0.83	0.95	0.83

The notes to the interim consolidated and company financial statements on pages 10 to 25 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the six-month periods ended 30 June 2002 and 2001

	Notes	Consolidated		Company	
		30 June 2002 Baht'000	30 June 2001 Baht'000	30 June 2002 Baht'000	30 June 2001 Baht'000
REVENUES	10				
Revenues from sales and services		2,414,575	2,396,727	1,932,232	2,003,913
Other income		25,253	14,194	28,864	38,955
Foreign exchange gain		140,288	-	143,198	-
Share of net profit of investments-equity method	5, 11	120,565	108,874	59,337	57,241
Total revenues		2,700,681	2,519,795	2,163,631	2,100,109
EXPENSES	10				
Cost of sales and services		1,354,711	1,248,532	996,537	975,736
Selling and administrative expenses		390,777	293,224	266,884	180,249
Directors' remuneration		769	857	600	500
Foreign exchange loss		-	138,525	-	144,218
Total expenses		1,746,257	1,681,138	1,264,021	1,300,703
Profit before interest and tax		954,424	838,657	899,610	799,406
Interest expenses		142,059	195,862	95,985	157,468
Income tax		9,639	1,410	-	-
Profit before minority interest		802,726	641,385	803,625	641,938
Minority interest		899	553	-	-
Net profit for the period		803,625	641,938	803,625	641,938
Basic and diluted earnings per share (Baht)	3				
Net profit for the period		1.84	1.47	1.84	1.47

SHIN SATELLITE

The notes to the interim consolidated and company financial statements on pages 10 to 25 are an integral part of these interim financial statements.

Statements of Changes in Shareholders' Equity (Unaudited)

	Consolidated (Baht'000)						
	Issued and paid up share capital	Premium	Foreign currency translation adjustment	Legal reserve	Retained earnings (Deficit)	Minority interest	Total
Beginning balance 2002	4,375,000	2,190,000	20,339	27,578	(836,075)	18,911	5,795,753
Foreign currency translation adjustment	-	-	(46,034)	-	-	-	(46,034)
Net profit for the period	-	-	-	-	803,625	-	803,625
Minority interest decrease during the period	-	-	-	-	-	(899)	(899)
Ending Balance 30 June 2002	4,375,000	2,190,000	(25,695)	27,578	(32,450)	18,012	6,552,445
Beginning balance 2001	4,375,000	2,190,000	20,786	27,578	(2,399,223)	23,857	4,237,998
Foreign currency translation adjustment	-	-	15,778	-	-	-	15,778
Net profit for the period	-	-	-	-	641,938	-	641,938
Minority interest decrease during the period	-	-	-	-	-	(553)	(553)
Ending Balance 30 June 2001	4,375,000	2,190,000	36,564	27,578	(1,757,285)	23,304	4,895,161

	Company (Baht'000)						
	Issued and paid up share capital	Premium	Foreign currency translation adjustment	Legal reserve	Retained earnings (Deficit)	Minority interest	Total
Beginning balance 2002	4,375,000	2,190,000	20,339	27,578	(836,075)	-	5,776,842
Foreign currency translation adjustment	-	-	(46,034)	-	-	-	(46,034)
Net profit for the period	-	-	-	-	803,625	-	803,625
Ending Balance 30 June 2002	4,375,000	2,190,000	(25,695)	27,578	(32,450)	-	6,534,433
Beginning balance 2001	4,375,000	2,190,000	20,786	27,578	(2,399,223)	-	4,214,141
Foreign currency translation adjustment	-	-	15,778	-	-	-	15,778
Net profit for the period	-	-	-	-	641,938	-	641,938
Ending Balance 30 June 2001	4,375,000	2,190,000	36,564	27,578	(1,757,285)	-	4,871,857

SHIN SATELLITE

The notes to the interim consolidated and company financial statements on pages 10 to 25 are an integral part of these interim financial statements.

Statements of Retained Earnings (Unaudited)

	Consolidated		Company	
	Unaudited 30 June 2002 Baht'000	Unaudited 30 June 2001 Baht'000	Unaudited 30 June 2002 Baht'000	Unaudited 30 June 2001 Baht'000
Appropriated retained earnings				
Legal reserve				
Beginning balance	27,578	27,578	27,578	27,578
Increase during the period	-	-	-	-
Ending balance	27,578	27,578	27,578	27,578
Unappropriated retained earnings (deficit)				
Beginning balance	(836,075)	(2,399,223)	(836,075)	(2,399,223)
Net profit for the period	803,625	641,938	803,625	641,938
Ending balance	(32,450)	(1,757,285)	(32,450)	(1,757,285)
Retained earnings (deficit), ending balance	(4,872)	(1,729,707)	(4,872)	(1,729,707)

SHIN SATELLITE

D. Le… S.S.

The notes to the interim consolidated and company financial statements on pages 10 to 25 are an integral part of these interim financial statements.

Statements of Cash Flows (Unaudited)

	Notes	Consolidated		Company	
		Unaudited 30 June 2002 Baht'000	Unaudited 30 June 2001 Baht'000	Unaudited 30 June 2002 Baht'000	Unaudited 30 June 2001 Baht'000
Cash flows from operating activities	9	1,161,360	1,429,149	1,129,064	1,360,347
Cash flows from investing activities					
Loans to joint ventures		-	-	-	(9,572)
Receipt of repayment of loans to joint venture		-	-	-	100,000
Payments for property and equipment		(2,843,077)	(361,542)	(2,460,317)	(266,924)
Payments for intangible assets		-	(5,735)	-	-
Payments for deferred charges		(722)	(4,160)	(722)	(4,046)
Dividends received from subsidiary and associates		56,429	59,641	-	59,641
Proceeds from sales of property and equipment		4,574	2,351	4,574	2,313
Net cash payments from investing activities		(2,782,796)	(309,445)	(2,456,465)	(118,588)
Cash flows from financing activities					
Proceeds from loan from subsidiaries		-	-	-	10,000
Proceeds from short-term borrowings		2,732,230	426,848	2,732,230	-
Proceeds from long-term borrowings		332,740	336,170	-	-
Payments for short-term borrowings		(635,083)	(1,090,279)	(635,083)	(522,862)
Payments for long-term borrowings		(892,085)	(1,021,269)	(845,422)	(948,083)
Net cash receipts/(payments) from financing activities		1,537,802	(1,348,530)	1,251,725	(1,460,945)

SHIN SATELLITE

The notes to the interim consolidated and company financial statements on pages 10 to 25 are an integral part of these interim financial statements.

	Consolidated		Company	
	Unaudited 30 June 2002 Baht'000	Unaudited 30 June 2001 Baht'000	Unaudited 30 June 2002 Baht'000	Unaudited 30 June 2001 Baht'000
Net decrease in cash on hand and cash equivalents	(83,634)	(228,826)	(75,676)	(219,186)
Cash and cash equivalents, beginning balance	819,066	729,114	457,364	542,550
Effects of exchange rate changes	3,558	141	3,558	160
Cash and cash equivalents, ending balance	738,990	500,429	385,246	323,524

Supplementary information for cash flows :

Interest paid	160,718	165,983	113,622	147,468
Tax paid	2,068	-	-	-

Non-cash transactions

Acquisition of property and equipment by debt	55,906	-	-	-

SHIN SATELLITE

D. [signature]

The notes to the interim consolidated and company financial statements on pages 10 to 25 are an integral part of these interim financial statements.

1 Accounting Policies

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity, retained earnings and cash flows) are prepared in the full format as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2001.

Costs that incur unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2001 annual financial statements.

2 Segment Information

Financial information by business segments

	For the three-month period ended 30 June 2002 (Baht '000)			
	Transponder Services	Internet Services	Telephone network	Group
Revenues	940,008	109,007	171,575	1,220,590
Segment results	282,719	(551)	50,309	332,477
Unallocated costs and expenses				(26,844)
Operating profit				483,154

	For the six-month period ended 30 June 2002 (Baht '000)			
	Transponder Services	Internet Services	Telephone network	Group
Revenues	1,907,960	201,454	305,161	2,414,575
Segment results	640,627	(12,471)	87,395	715,551
Unallocated costs and expenses				(47,233)
Operating profit				954,424

	For the three-month period ended 30 June 2001 (Baht '000)			
	Transponder Services	Internet Services	Telephone Network	Group
Revenues	1,014,204	115,450	109,371	1,239,025
Segment results	440,628	1,708	29,563	471,899
Unallocated costs and expenses				(28,182)
Operating profit				458,749

SHIN SATELLITE

2 Segment Information (Continued)

	For the six-month period ended 30 June 2001 (Baht '000)			
	Transponder Services	Internet Services	Telephone Network	Group
Revenues	1,958,365	220,117	218,245	2,396,727
Segment results	840,523	3,278	59,816	903,617
Unallocated costs and expenses				(49,503)
Operating profit				838,657

3 Earnings Per Share

Basic and diluted earnings per share is calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

	Consolidated		Company	
For the three-month period ended	**30 June 2002**	**30June 2001**	**30 June 2002**	**30 June 2001**
Net profit for period attributable to shareholders (Bath'000)	414,363	363,188	414,363	363,188
Weighted average number of ordinary shares in issue (Thousand shares)	437,500	437,500	437,500	437,500
Basic and diluted earnings per share (Baht)	0.95	0.83	0.95	0.83

	Consolidated		Company	
For the six-month period ended	**30 June 2002**	**30 June 2001**	**30 June 2002**	**30 June 2001**
Net profit for period attributable to shareholders (Bath'000)	803,625	641,938	803,625	641,938
Weighted average number of ordinary shares in issue (Thousand shares)	437,500	437,500	437,500	437,500
Basic and diluted earnings per share (Baht)	1.84	1.47	1.84	1.47

The warrants outstanding are in connection with the directors, employees and advisors share option plan and did not affect the diluted earnings per share since the average share price calculated from the date the warrants were granted to the reporting period was approximately close to the exercise price of the outstanding warrants.

SHIN SATELLITE

4 Trade Accounts Receivable and Accrued Income, net

	Consolidated		Company	
	30 June 2002 Baht '000	31 December 2001 Baht '000	30 June 2002 Baht '000	31 December 2001 Baht '000
Trade accounts receivable				
-Third parties	628,882	829,686	347,627	510,824
-Related parties (Note 10)	5,755	1,327	17,460	1,103
Accrued income	202,776	240,168	198,354	232,517
Total trade accounts receivable and accrued income	837,413	1,071,181	563,441	744,444
Less Allowance for doubtful accounts	(209,822)	(408,246)	(28,847)	(211,748)
Total trade accounts receivable and accrued income, net	627,591	662,935	534,594	532,696

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	30 June 2002 Baht '000	31 December 2001 Baht '000	30 June 2002 Baht '000	31 December 2001 Baht '000
Not due	119,805	69,230	57,061	18,597
Up to 3 months	126,011	123,239	98,933	100,468
3-6 months	83,516	117,832	75,805	107,570
6-12 months	79,999	55,782	73,823	45,067
Over 12 months	219,551	463,603	42,005	239,122
	628,882	829,686	347,627	510,824
Less Allowance for doubtful accounts	(209,822)	(408,246)	(28,847)	(211,748)
	419,060	421,440	318,780	299,076

5 Investments in Subsidiaries and Associates

a) Long-term investments in subsidiaries and associates as at 30 June 2002 and 31 December 2001 are as follows:

	Consolidated		Company	
	30 June 2002 Baht '000	31 December 2001 Baht '000	30 June 2002 Baht '000	31 December 2001 Baht '000
Investments in subsidiaries	-	-	905,376	792,740
Investments in associates	525,514	477,237	-	-
Total long-term investments	525,514	477,237	905,376	792,740

5 Investments in Subsidiaries and Associates (Continued)

b) Movements in investment in subsidiaries and associates for the six-month period ended 30 June 2002 comprise:

	Consolidated	Company
	30 June 2002 Baht '000	30 June 2002 Baht '000
Transactions during the six-month period ended 30 June 2002		
Opening net book value	477,237	792,740
Share of net results from investments	120,565	159,354
Exchange differences	(9,589)	(46,718)
Dividend	(62,699)	-
Closing net book value	525,514	905,376

c) The nature of investments in subsidiaries and associates can be summarised as follows:

Name	Business	Country	Currency
Lao Telecommunications Co., Ltd.	Providing fixed phone, mobile phone, international facilities, Internet and Paging services	Laos	Kip
Shenington Investments Pte Ltd. (Shenington)	Holding company	Singapore	S$
Shin Broadband Internet (Thailand) Co., Ltd. (SBI)	Providing Internet data center services	Thailand	Baht
IPSTAR Co., Ltd (iPSTAR)	Providing broadband satellite services	The British Virgin Islands	US$
C.S. Communications Co., Ltd. (CSC)	Providing Internet & satellite uplink downlink services	Thailand	Baht
Cambodia Shinawatra Co., Ltd.	Providing fixed phone and mobile phone	Cambodia	US$
C.S. Satellite Phone Co., Ltd.	Providing mobile personal communication services via satellite	Thailand	Baht

As at 30 June 2002, C.S. Satellite Phone Co., Ltd. and iPSTAR Co.,Ltd. (iPSTAR) have not yet commenced their normal operations.

d) Carrying value of investments in subsidiaries and associates

	Consolidated					
	30 June 2002					
	Paid up capital	Ownership interest (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
	Million	%	Million Baht	Million Baht	Million Baht	Million Baht
Associated company						
Lao Telecommunications Co., Ltd.	Kip 86,828	49	52.71	472.80	525.51	62.70

5 **Investment in Subsidiaries and Associates** (Continued)

d) Carrying value of investments in subsidiaries and associates (Continued)

	Consolidated					
	31 December 2001					
	Paid up capital	Ownership interest (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
	Million	%	Million Baht	Million Baht	Million Baht	Million Baht
Associated company						
Lao Telecommunications Co., Ltd.	Kip 86,828	49	52.71	424.53	477.24	66.24

	Company					
	30 June 2002					
	Paid up capital	Ownership interest (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
	Million	%	Million Baht	Million Baht	Million Baht	Million Baht
Directly held by the Company						
Subsidiaries						
Shenington Investments Pte Ltd. (Shenington)	S$ 14.66	100	269.88	635.50	905.38	-
Shin Broadband Internet (Thailand) Co., Ltd. (SBI)	Baht 947.29	100	947.29	(947.29)	-	-
IPSTAR Co., Ltd (iPSTAR)	US$ 0.02	100	0.87	(11.48)	(10.61)	-
Indirectly held by the Company						
C.S. Communications Co., Ltd. (CSC)	Baht 970.00	99.5	965.10	(1,431.79)	(466.69)	-
Cambodia Shinawatra Co., Ltd.	US$ 17.00	100	-	-	-	-
C.S. Satellite Phone Co., Ltd.	Baht 125.00	80	-	-	-	-
Lao Telecommunications Co., Ltd.	Kip 86,828	49	-	-	-	62.70

5 Investment in Subsidiaries and Associates (Continued)

d) Carrying value of investments in subsidiaries and associates (Continued)

	Company					
	31 December 2001					
	Paid up capital	Ownership interest (including indirect portion)	Cost	Accumulated share of net results of Investments	Equity	Dividend
	Million	%	Million Baht	Million Baht	Million Baht	Million Baht
Directly held by the Company						
Subsidiaries						
Shenington Investments Pte Ltd. (Shenington)	S$ 14.66	100	269.88	522.86	792.74	59.64
Shin Broadband Internet (Thailand) Co., Ltd. (SBI)	Baht 947.29	100	947.29	(947.29)	-	-
IPSTAR Co., Ltd (iPSTAR)	US$ 0.02	100	0.87	(12.06)	(11.19)	-
Indirectly held by the Company						
C.S. Communications Co., Ltd. (CSC)	Baht 970.00	99.5	965.10	(1,331.87)	(366.77)	-
Cambodia Shinawatra Co., Ltd.	US$ 17.00	100	-	-	-	-
C.S. Satellite Phone Co., Ltd.	Baht 125.00	80	-	-	-	-
Lao Telecommunications Co., Ltd.	Kip 86,828	49	-	-	-	66.24

SHIN SATELLITE

D. Le— S.S.

6 Capital Expenditure and Commitments

	Consolidated (Baht '000)			
	Property and equipment	Cost of satellite projects under the concession agreement	Deferred charges	Intangible assets
Transaction during the six-month period ended 30 June 2002				
Opening net book value	5,664,444	6,065,892	100,386	150,291
Additions	2,155,424	-	722	-
Disposals, net	(5,357)	-	(61)	-
Depreciation/amortisation charge	(138,306)	(353,096)	(23,243)	(13,557)
Exchange differences	(75,503)	-	(89)	-
Transfer	(5,516)	3,636	2,169	-
Closing net book value	7,595,186	5,716,432	79,884	136,734
As at 30 June 2002				
Cost	8,780,414	10,594,753	238,484	209,543
Less Accumulated depreciation/amortisation	(1,185,228)	(4,878,321)	(158,600)	(72,809)
Net book value	7,595,186	5,716,432	79,884	136,734

	Company (Baht '000)		
	Property and equipment	Cost of satellite projects under the concession agreement	Deferred charges
Transaction during the six-month period ended 30 June 2002			
Opening net book value	4,452,726	6,065,892	96,340
Additions	1,750,561	-	722
Disposals, net	(5,357)	-	(61)
Depreciation/amortisation charge	(70,727)	(353,096)	(22,232)
Transfer	(3,984)	3,636	-
Closing net book value	6,123,219	5,716,432	74,769
As at 30 June 2002			
Cost	6,612,936	10,594,753	213,050
Less Accumulated depreciation/amortisation	(489,717)	(4,878,321)	(138,281)
Net book value	6,123,219	5,716,432	74,769

SHIN SATELLITE

6 **Capital Expenditure and Commitments** (Continued)

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated	
	30 June 2002 Currency '000	31 December 2001 Currency '000
Property and equipment and property and equipment under the concession agreement		
US Dollars	115,346	127,116
Norwegian Kroner	11,069	267
Thai Baht	2,851	4,100

7 **Borrowings**

	Consolidated		Company	
	30 June 2002 Baht '000	31 December 2001 Baht '000	30 June 2002 Baht '000	31 December 2001 Baht '000
Current	5,861,849	4,591,936	5,627,036	4,432,731
Non-current	1,917,080	1,687,208	617,342	617,685
Total borrowings	7,778,929	6,279,144	6,244,378	5,050,416

The movements in the borrowings can be analyzed as follows:

	Consolidated Baht '000	Company Baht '000
For the six-month period ended 30 June 2002		
Opening net book value	6,279,144	5,050,416
Proceeds from short-term borrowings	2,732,230	2,732,230
Proceeds from long-term borrowings	382,482	1,171
Repayment of borrowings	(1,446,076)	(1,399,414)
Discounted bills of exchange	38,164	38,164
Realized gain on exchange	(103,503)	(103,503)
Unrealized gain on exchange	(74,686)	(74,686)
Exchange differences	(28,826)	-
Closing net book value	7,778,929	6,244,378

As at 30 June 2002, the Company had provided guarantees relating to borrowings of a subsidiary amounting to Baht 811.0 million (31 December 2001: Baht 789.0 million).

Credit facilities

The available credit facilities for loans from local and overseas banks as at 30 June 2002 were Baht 1,896.0 million and US$ 35.0 million.

SHIN SATELLITE

D. Ce S.S.

8 Share Capital and Premium

	For the six-month period ended 30 June 2002			
	Number of shares Thousand shares	Ordinary Shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Beginning balance	437,500	4,375,000	2,190,000	6,565,000
Issue of shares	-	-	-	-
Closing balance	437,500	4,375,000	2,190,000	6,565,000

On 19 December 2001, an Extraordinary General Meeting of shareholders approved the issuance and offer of warrants to directors, employees and advisors of the Company under an Employees Shares Option Program ("ESOP"). The total number of warrants to be issued and offered during the 5-year period is approximately 21.87 million units, or approximately 21.87 million ordinary shares (at par value of Baht 10 each), or approximately 5% of total paid-up capital (before dilution), are to be reserved for the exercise of rights pursuant to the warrants. Each annual issuance and offer is subject to approval by the Shareholders Meeting.

On 26 March 2002, the Board of Directors meeting approved the issuance and offering of 8 million warrants, or equivalent to 1.83% of the Company's total paid up share capital (before dilution) to directors, employees and advisors whose are eligible for such allocation. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The Security and Exchange Commission of Thailand approved this offer on 13 March 2002.

Warrants were granted to directors and employees on 27 March 2002 at Baht nil per unit. The exercise price is set at Baht 26.75 per unit, which is the share closing price as of 26 March 2002. Movements in the number of warrants outstanding are as follows:

	Unit Thousand
For the six-month period ended 30 June 2002	
At beginning of period	-
Granted to	
- directors	4,129
- employees	3,871
Exercised	-
At end of period	8,000
At the end of 30 June 2002	
Directors	4,129
Employees	3,871
	8,000

Additionally, Shin Corporation Public Company Limited, a major shareholder, granted its warrants to a director of the Company of 3,244,500 units at Baht nil per unit. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is set at Baht 17.80 per unit, which is Shin Corporation's share closing price as of 26 March 2002.

9 Cash Flows from Operating Activities

Reconciliation of net profit to cash flow from operating activities for the six-month periods ended 30 June :

	Consolidated		Company	
	30 June 2002 Baht '000	30 June 2001 Baht '000	30 June 2002 Baht '000	30 June 2001 Baht '000
Net profit	803,625	641,938	803,625	641,938
Adjustments for:				
Depreciation and amortization of property and equipment	138,306	121,269	70,727	61,561
Allowance for doubtful accounts	24,312	21,422	19,611	5,594
Write off of withholding tax	11,873	-	5,603	-
Write off doubtful account	(3,898)	-	(3,898)	-
Amortization of costs of satellite projects	353,096	353,053	353,096	353,053
Amortization of deferred charges	23,243	22,396	22,232	21,997
Amortization of intangible assets	13,557	13,398	-	-
Discounted bills of exchange	38,164	30,026	38,164	29,568
Loss (profit) on sale of property and equipment	(342)	23	(342)	38
Unrealized loss (gain) on exchange rate	(24,093)	100,093	(16,027)	103,167
Realized gain on exchange rate	(117,261)	38,828	(117,261)	38,828
Minority interest	(899)	(553)	-	-
Net result from subsidiaries, associates and joint venture	(120,565)	(108,874)	(59,337)	(57,241)
Changes in operating assets and liabilities				
- trade accounts receivable and accrued income	10,735	2,357	(32,803)	4,489
- amounts due from related parties	162	12,606	(3,751)	1,650
- inventories	(41,923)	(11,862)	(36,243)	(11,001)
- other current assets	(101,142)	(59,361)	(82,004)	(63,492)
- other non-current assets	(513)	(4,504)	530	-
- trade accounts payable and accrued expenses	221,716	295,796	229,795	280,438
- amounts due to related parties	-	(6,036)	-	(4,915)
- advances from customers	(52,320)	(11,418)	(60,675)	(13,421)
- other current liabilities	27,031	(5,085)	(8,263)	(16,721)
- other non-current liabilities	(41,504)	(16,363)	6,285	(15,183)
Cash generated from operations	1,161,360	1,429,149	1,129,064	1,360,347

SHIN SATELLITE

10 Related Party Transactions

The Company is controlled by Shin Corporation Public Company Limited (incorporated in Thailand) which owns 51.53% of the Company's shares. Transactions related to Shin Corporation Public Company Limited are recognised as related party to the Company.

Sales and services to related parties were carried out on normal commercial terms and conditions, which are the same as for other customers. Consulting and management service are charged on the mutually agreed as a percentage of assets. Transactions between the Company and Codespace Inc. were carried out based on hourly rates plus reimbursement of actual expenses.

The Group has transactions with related parties for the three-month and six-month periods ended 30 June 2002 and 2001 as follows:

a) Revenues

	Consolidated		Company	
For the three-month period ended	**30 June 2002 Baht '000**	**30 June 2001 Baht '000**	**30 June 2002 Baht '000**	**30 June 2001 Baht '000**
The parent company				
Sales and services income	186	100	-	-
Subsidiaries				
Sales and services income	-	-	21,587	28,341
Other operating income	-	-	7,826	2,198
Associates				
Sales and services income	267	68	267	68
Joint ventures				
Sales and services income	-	-	-	15,955
Other operating income	-	-	-	10,911
Related parties				
Sales and services income	33,829	34,612	28,133	29,893

	Consolidated		Company	
For the six-month period ended	**30 June 2002 Baht '000**	**30 June 2001 Baht '000**	**30 June 2002 Baht '000**	**30 June 2001 Baht '000**
The parent company				
Sales and services income	394	172	-	-
Subsidiaries				
Sales and services income	-	-	44,830	33,217
Other operating income	-	-	12,957	4,346
Associates				
Sales and services income	1,402	198	1,402	198
Joint ventures				
Sales and services income	-	-	-	38,487
Other operating income	-	-	-	22,310
Related parties				
Sales and services income	64,622	64,398	56,670	58,231

10 **Related Party Transactions** (Continued)

b) **Expenses**

For the three-month period ended	Consolidated		Company	
	30 June 2002 Baht '000	30 June 2001 Baht '000	30 June 2002 Baht '000	30 June 2001 Baht '000
The parent company				
Other expenses	9,129	7,186	9,024	7,187
Interest expense	2,891	2,209	-	-
Subsidiaries				
Purchase of goods and services	-	-	12,193	-
Other expenses	-	-	309	-
Interest expense	-	-	-	5
Joint ventures				
Purchase of goods and services	-	-	-	23,882
Other expenses	-	-	-	236
Related parties				
Purchase of goods and services	33,203	27,316	1,948	1,964
Other expenses	3,699	7,220	2,241	1,288
Purchase of fixed assets	-	134	-	134
Payment for work in progress	57,759	59,657	57,759	59,657

For the six-month period ended	Consolidated		Company	
	30 June 2002 Baht '000	30 June 2001 Baht '000	30 June 2002 Baht '000	30 June 2001 Baht '000
The parent company				
Other expenses	17,165	13,904	17,025	13,904
Interest expense	5,076	4,424	-	-
Subsidiaries				
Purchase of goods and services	-	-	27,811	-
Other expenses	-	-	997	-
Interest expense	-	-	-	64
Joint ventures				
Purchase of goods and services	-	-	-	50,657
Other expenses	-	-	-	459
Related parties				
Purchase of goods and services	61,252	48,766	3,983	3,887
Other expenses	7,891	11,197	3,896	3,190
Purchase of fixed assets	-	565	-	565
Payment for work in progress	111,448	103,617	111,448	103,617

10 Related Party Transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services/ and expenses

	Consolidated		Company	
	30 June 2002 Baht '000	31 December 2001 Baht '000	30 June 2002 Baht '000	31 December 2001 Baht '000
Trade accounts receivable - related parties				
The parent company	88	61	-	-
Subsidiaries	-	-	15,204	994
Associates	2,256	109	2,256	109
Related parties	3,411	1,157	-	-
Total trade accounts receivable - related parties	5,755	1,327	17,460	1,103
Amounts due from related parties				
Subsidiaries	-	-	16,116	12,202
Associates	83	192	82	192
Related parties	1	53	1	54
Total amounts due from related parties	84	245	16,199	12,448
Interest receivable - related parties				
Subsidiaries	-	-	1,862	1,163
Accrued income - related parties				
The parent company	-	-	-	-
Subsidiaries	-	-	3,163	807
Associates	52	-	52	-
Related parties	9,618	13,420	9,327	13,420
Total accrued income - related parties	9,670	13,420	12,542	14,227
Trade accounts payable - related parties				
The parent company	199	3,553	162	3,374
Subsidiaries	-	-	14,515	34,341
Related parties	13,942	11,519	1,155	883
Total trade accounts payable - related parties	14,141	15,072	15,832	38,598
Amounts due to related parties				
The parent company	12	12	-	-
Related parties	915	-	-	-
Total amounts due to related parties	927	12	-	-
Accrued expenses - related parties				
The parent company	5,582	3,660	2,463	1,410
Subsidiaries	-	-	9,845	6,223
Related parties	22,226	3,466	17,246	458
Total accrued expenses - related parties	27,808	7,126	29,554	8,091
Advance from related parties				
Subsidiaries		-	-	8,686

10 **Related Party Transactions** (Continued)

d) **Short-term loans and advances to related parties**

	Consolidated		Company	
	30 June 2002 Baht '000	31 December 2001 Baht '000	30 June 2002 Baht '000	31 December 2001 Baht '000
Short-term loans to related parties				
Subsidiaries	-	-	28,772	28,772
Advances to related parties				
Subsidiaries	-	-	11,177	11,905
Total short-term loans and advances to related parties	-	-	39,949	40,677

The movements of short-term loans and advance to related parties can be analyzed as follows:

	Consolidated Baht '000	Company Baht '000
For the six-month period ended 30 June 2002		
Beginning balance	-	40,677
Exchange differences	-	(728)
Ending balance	-	39,949

The loans to subsidiaries bear interest at 4.5-5.0% per annum. The term of repayment is at call.

e) **Long-term loans from parent company**

	Consolidated		Company	
	30 June 2002 Baht '000	31 December 2001 Baht '000	30 June 2002 Baht '000	31 December 2001 Baht '000
Current	71,384	178,508	-	-
Non-current	107,068	-	-	-
Total long-term loans from parent company	178,452	178,508	-	-

The movements of long-term loans from parent company can be analyzed as follows:

	Consolidated Baht '000	Company Baht '000
For the six-month period ended 30 June 2002		
Beginning balance	178,508	-
Unrealized gain on exchange	(56)	-
Ending balance	178,452	-

The loans from Shin Corporation Plc. carry interest at 6.5% per annum. The term of repayment is semi-annually with 5 consecutive installments. The first installment is due in September 2002 (31 December 2001 : The term of repayment was at call). The loans were made directly to a subsidiary.

f) **Warrants granted to directors (Note 8)**

10 Related Party Transactions (Continued)

g) Director remuneration

During the six-month period ended 30 June 2002, the remuneration of directors was Baht 0.77 million (30 June 2001: Baht 0.86 million). Directors' remuneration represents meetings fee and gratuities as approved by the shareholders of the Group and the Company in their Annual General Meeting.

h) Commitments with related parties

Guarantees

As at 30 June 2002, the Company has outstanding guarantees relating to long-term loans of its subsidiary amounting to Baht 811 million (31 December 2001: Baht 789 million).

11 Provision for liabilities

The Company has provided a loan guarantee in respect of bank loans of CSC amounting to Baht 811 million. Accordingly, the Company recognised the net deficit of CSC in full at 30 June 2002 and 31 December 2001 to reflect the extent of this obligation.

For the period ended 30 June 2002 and for the year ended 31 December 2001, iPSTAR has negative shareholders' equity and the Company has recognised a provision for liabilities on its investment in iPSTAR.

The movements of provision for liabilities in respect of CSC and iPSTAR during the period ended 30 June 2002 are as follows:

	Company 2002 Baht'000
Opening net book value	(377,962)
Share of loss during the period	(100,017)
Exchange differences	685
Closing net book value	(477,294)

SHIN SATELLITE

D. L. S.S.

12 Contingencies

a) Bank guarantees

The Group had contingencies with banks whereby the banks issued letters of guarantee in respect of business contracts and others for the following amounts:

		Consolidated		Company	
	Currency	30 June 2002 '000	31December 2001 '000	30 June 2002 '000	31December 2001 '000
Minimum concession fee to Ministry of Transport and Communications	Baht	40,000	70,000	40,000	70,000
Satellite space segment leasing of customers	Baht	3,360	3,360	3,360	3,360
	US$	8,445	8,250	8,445	8,250
	AU$	1,028	1,028	1,028	1,028
Satellite space segment leasing with suppliers	Euro	92	92	92	92
ICO Gateway	Baht	10,000	10,000	-	-
Others	Baht	14,484	15,014	4,547	4,494

b) Contingencies in respect of lease payment of Lao Telecommunications Co.,Ltd.

In the second quarter of 2002, Lao Telecommunications Co., Ltd. ("LTC") and the Government of the Lao PDR agreed on the terms of the operating lease payment. Under the agreed terms, Lao Telecommunications Co.,Ltd. must pay an upfront fee for the utilization of telecommunication equipment totalling US$ 7.8 million and pay an annual rental fee from the year 2002. In addition, the Government of the Lao PDR agrees to waive its claims of US$ 0.6 million per annum for the period from 1996 to 31 March 2002.

c) Tax fine for the importation of the telecommunications equipment

C.S. Communications Co., Ltd. (CSC) a subsidiary, was investigated by the Customs Department relating to the payment of import duties on the import of telecommunications equipment in 1997. The investigation was completed in March 2002. The outcome of the investigation will not have any material adverse affect on CSC.

13 The merger of business between CSC and Loxley Information Services Co., Ltd.

On 4 June 2002, C.S. Communications Co., Ltd. signed the Memorandum of Understanding (MOU) on the main principles governing the merger of the internet business. Now it is in the process of negotiation of the detailed terms and conditions of the merger of the internet business and preparing the shareholders agreement for signing.

14 Presentation of comparative information

The comparative figures have been amended to conform with reclassification in the financial statements for the current period.

SHIN SATELLITE